United States securities and exchange commission logo





                             September 12, 2022

       Janet H. Zelenka
       Executive Vice President and Chief Financial Officer
       Stericycle, Inc.
       2355 Waukegan Road
       Bannockburn, IL 60015

                                                        Re: Stericycle, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
August 31, 2022
                                                            File No. 001-37556

       Dear Ms. Zelenka:

              We have reviewed your August 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2022 letter.

       Response dated August 31, 2022

       Risk Factors, page 20

   1. We note your response to prior comment 2 appears to focus on transition risks related to climate change policy
and regulatory changes and that to the extent transition risks have not been disclosed in
the Form 10-K, you determined they were not material. Please describe the relevant
transition risks you analyzed, including the items specifically noted
                                                        in our prior comment,
and explain how you assessed the effects of these risks for purposes of disclosure in your
SEC filings.
 Janet H. Zelenka
FirstName
Stericycle, LastNameJanet  H. Zelenka
            Inc.
Comapany 12,
September   NameStericycle,
                 2022       Inc.
September
Page  2     12, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

2. We note from your response to prior comment 5 that you have not been impacted by the items highlighted in our comment pertaining to the indirect consequences of climate-
         related regulation or business trends. However, it is not clear how you evaluated the factors noted in our prior comment to determine the effect of such indirect consequences.
         Please describe how the indirect consequences of regulations or business trends related to climate change were considered in your analysis and tell us how you concluded that they were not material. Your response should specifically address our prior comment in the context of operations that produce greenhouse gas emissions, such as the collection and transportation of regulated wastes.
3. Your response to prior comment 6 does not appear to explain how you considered providing disclosure regarding how you could be impacted if severe weather disrupts your suppliers. As such, our prior comment is partially re-issued. In addition, tell us whether you expect any future period changes to the cost of insurance. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or
Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation